Filed Pursuant to Rule 424(b)(3)

Registration File No. 333-123896

99,719,131 Shares

Broadwing Corporation

Common Stock

The selling stockholders and their transferees, pledgees, donees or other successors in interest identified in this prospectus under the heading “Selling Stockholders” are offering and selling up to 99,719,131 shares of our common stock. In November 2003, we issued 275,000 shares of our common stock and warrants to purchase 725,000 shares to one of the selling stockholders. On February 9, 2004, we sold $225 million of our senior convertible notes as well as warrants to purchase 2,732,838 shares of our common stock to the other selling stockholders. In April 2004 we registered 24,719,131 shares of our common stock in connection with these share issuances, convertible notes and warrants. We are required to register additional shares because of the subsequent decline in our stock price. We will not receive any of the proceeds from the sale of shares by the selling stockholders, but upon any exercise of a warrant, we will receive the exercise price. The selling stockholders may, but are not obligated to, sell their shares in a number of different ways and at varying prices. See “Plan of Distribution” on page 16 for a discussion of how the selling stockholders may dispose of the shares covered by this prospectus.

Our common stock is quoted on the Nasdaq National Market under the symbol “BWNG.” On April 5, 2005, the reported last sale price of our common stock on the Nasdaq National Market was $4.13 per share. The information in this prospectus gives effect to a 1 – for – 10 reverse stock split that was declared by our Board of Directors on September 28, 2004 and effective on October 8, 2004. The stock split was effected through a 1 – for – 20 reverse stock split, immediately followed by a 1 – for – 1 stock dividend for all shareholders of record as of October 8, 2004. All share amounts have been restated as if the stock split and stock dividend had occurred as of the earliest period presented.

Sales of our common stock using this prospectus may be made directly to purchasers or through one or more underwriters, broker-dealers or agents.

See “ Risk Factors” beginning on page 3 of this prospectus for a discussion of various factors you should consider before buying shares of our common stock.

Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus is dated May 4, 2005.

i

THE COMPANY

Introduction

Broadwing Corporation and its subsidiaries (“Broadwing” or the “Company”), formerly known as Corvis Corporation, operate two businesses that serve different elements within the telecommunications industry. The communications services business is comprised of Broadwing Communications, LLC. The communications services business is a provider of data and Internet, broadband transport, and voice communications services to large enterprises, mid-market businesses and other communications service providers over a nationwide facilities-based network connecting 137 cities nationwide and is the source of the majority of our revenues. Our communications equipment division designs, manufactures and markets transmission, switching and network management equipment primarily to the U.S. Federal Government.

Communications Services

Our communications services division began operations on June 13, 2003, when we invested approximately $71.1 million, net of purchase adjustments and acquisition costs, for most of the assets and certain of the liabilities of Broadwing Communications Services, Inc. Prior to the acquisition, Broadwing Communications Services, Inc. had been one of our largest equipment division customers, representing 61%, 43% and 12% of total communications equipment revenue in 2001, 2002 and 2003, respectively.

We invested approximately $98.6 million, including acquisition costs, and assumed $98.1 million in debt to acquire Focal Communications Corporation (“Focal”) and have commenced integration efforts. Focal was a competitive local exchange carrier that provided voice and data solutions to large and medium enterprises, government entities, universities and other communication service providers. Focal has a local fiber network in nine cities, offers services across the country in 23 Tier 1 markets from Boston to Miami and New York to Los Angeles, and maintains a 4,000 enterprise and wholesale/carrier customer base.

Our business strategy is to be the network supplier of choice for enterprise, strategic service provider, mid-market and government customers. We believe that our network and growth-oriented strategy will enable us to compete in the markets in which we operate. Our all-optical network, capable of transmitting up to 800 Gbs per fiber, gives customers the benefit of high quality, technologically advanced solutions allowing for rapid provisioning, and highly flexible customized networking. Additionally, with the recent Focal acquisition, we expect to expand our customer base, network reach, and portfolio of voice, data and video network services. As we enter 2005, we will continue to focus on profitably growing our revenue and improving our own network to facilitate improved customer service and profitability. We also plan to continue grooming our network to deliver service in the most effective and efficient manner, while continuing our focus on cost reductions and process improvement.

Communications Equipment

Our communications equipment business operates through our subsidiary, Corvis Equipment Corporation which designs, manufactures and sells high performance communications equipment. We also provide installation and professional services that support our product offerings.

Starting in 2001 and continuing through 2004, conditions within the general economy and communications sector have resulted in significantly reduced capital expenditures by carriers and a reduced demand for our communications equipment division product and services. These declines have had a severe impact on our communications equipment revenue and results of operations. We cannot predict when or if market conditions will improve. In response to these conditions, we have implemented a series of restructuring initiatives within our communications equipment division designed to decrease our business expenses and to conserve our financial resources. These actions included staff reductions, facility consolidations and the curtailment of discretionary spending. These restructuring plans have been reflected in our results of operations in 2002, 2003 and 2004. Our communications equipment division is now focused on selective engagements primarily associated with marketing and selling our Optical Convergence Switch (“OCS”) product to the U.S. Federal government. Additionally, the communications equipment division serves a strategic role in the expansion and maintenance of our network. The communications services division is now the major focus of the Company and revenues from the communications services division will account for most of our revenue for the foreseeable future.

We have incurred significant net losses since inception. As of December 31, 2004, we had an accumulated deficit of approximately $2.7 billion. We expect to continue to incur significant losses in the near-term in conjunction with restructuring and integration activities related to Focal, among other things. We cannot be certain when or if we will achieve profitability.

The Company was incorporated under the laws of the State of Delaware on June 2, 1997. On October 8, 2004, we changed our name to Broadwing Corporation. Our principal executive offices are located at 7015 Albert Einstein Drive, Columbia, Maryland 21046 and our telephone number is (443) 259-4000. Our Internet website address is www.broadwing.com. We make available free of charge on our website our annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and amendments to those reports filed with or furnished to the Securities and Exchange Commission pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 as soon as reasonably practicable after we electronically file them with or furnish them to the SEC.

RECENT DEVELOPMENTS

On April 1, 2005, the Company and Ciena Corporation executed a settlement of their patent infringement litigation. Under the terms of the settlement agreement, the Company and Ciena agreed to dismiss all claims. In addition, the Company will pay to Ciena $35.0 million dollars in three equal annual installments. Pursuant to the terms of the settlement agreement, $33.0 million dollars of the Company’s total payment may be used as credits toward the purchase of Ciena equipment and services at market prices over the next three and one-half years, in order to help continue to maintain, build and enhance the Company’s network.

RISK FACTORS

Risks Related to our Communications Services Business

We need to increase the volume of traffic on our network or our network will not generate the necessary profits to achieve positive cash flow from operations.

We must increase the volume of Internet, data, voice and video transmission on our network in order to realize the anticipated cash flow, operating efficiencies and cost benefits. If we fail to develop new large-volume customer relationships or are unable to maintain our relationships with current customers, we may not be able to achieve the necessary traffic, which would adversely impact our profitability and cash flow.

Our ability to utilize our network may be severely limited if we are not able to maintain rights-of-way and permits, which would adversely affect revenues and cash flow.

Our network consists of several thousand miles of fiber optic cable located across the United States on property that we do not own. Our ability to utilize this network depends on maintaining rights-of-way and required permits from railroads, utilities, government authorities and third-party landlords on satisfactory terms and conditions. We cannot guarantee that we will be able to maintain all of our existing rights and permits. Although we expect to maintain and renew our existing agreements, the loss of a substantial number of existing rights and permits could have a material adverse impact on our revenue if we were unable to provide services to our customers or on our profitability and financial condition if we are required to purchase higher priced network alternatives. For portions of our network that we lease or purchase use rights from third parties, we must rely on such third parties’ maintenance of all necessary rights-of-way and permits. Some agreements that we may rely on to use portions of other companies’ networks could be terminated if associated rights-of-way were terminated, which would adversely affect our ability to serve our customers and negatively impact our revenue and profitability.

Significant capital expenditures will be required to maintain our network, and if we fail or are unable to adequately maintain our network, there could be a material adverse effect on our revenues and cash flow.

We could incur significant capital expenditures as a result of unanticipated expenses, regulatory changes and other events that impact our business. If we do not have sufficient cash on hand or the ability to borrow sufficient cash on favorable terms, we may be unable to make any necessary capital expenditures. If we fail to adequately maintain our network to meet customer needs, there could be a material adverse impact on our revenue and profitability. We could also be subject to lawsuits or regulatory proceedings for failure to adequately maintain our network.

Regulatory initiatives could put us at a competitive disadvantage or lower the rates that we are permitted to charge for our services, which would decrease our revenue and profitability.

We are subject to regulatory oversight of varying degrees at the local, state and federal levels. We are regulated primarily by both the Federal Communications Commission, or FCC, and the state public utility commissions in the states in which we provide services to customers. The FCC provides regulatory oversight for service terms and rates offered by communication carriers. Additionally, state public utility commissions can issue regulations that affect the types of services that we can provide and the rates we can charge for our services, as well as with respect to certain other consumer-related issues. Regulatory initiatives that would put us at a competitive disadvantage or mandate lower rates for our services could result in lower profitability and cash flow. The FCC or other federal, state and local governmental authorities having jurisdiction over the communications industry could adopt regulations or take other actions that could adversely affect our business prospects, profitability and cash flow.

The communications industry has been the subject of legislative initiatives at both the federal and state levels, and we expect these initiatives to continue. The Telecommunications Act of 1996, which we refer to as the Telecom Act, provides, among other things, a framework for local competition, but requires the FCC and state governmental agencies to implement rules for this framework. These rules have been the subject of numerous appeals, both in the courts and to Congress. Legislation has been proposed to amend the Telecom Act in almost every session of Congress since its adoption, and members of Congress use hearings and letters to regulators to influence the rules adopted to implement it. This Congressional participation in the development of regulatory policy and enforcement has caused the regulatory process relating to the communications industry to become less predictable and increases the risk that we will be adversely affected by the rules that are ultimately implemented and/or the regulatory process. Similar legislative involvement has occurred in various states. Any regulatory changes could have a material adverse impact on our revenue and profitability.

We rely, in part, on portions of competitors’ networks to carry communications signals. if we are not able to maintain these agreements, we may incur additional significant expenses in obtaining alternate agreements with other carriers to carry communications signals, which could adversely affect our profitability and cash flow.

We use network resources owned by other companies for portions of our network. We obtain the right to use such network portions through operating leases and IRU agreements in which we pay for the right to use such other companies’ fiber assets and through agreements in which we exchange the use of portions of our network for the use of portions of such other companies’ networks. In several of those agreements, the counter party is responsible for network maintenance and repair. If a counter party to a lease, IRU or an exchange suffers financial distress or bankruptcy, we may not be able to enforce our rights to use such network assets or, even if we could continue to use such network assets, we could incur material expenses related to maintenance and repair. We could also incur material expenses if we were required to locate alternative network assets. We may not be successful in obtaining reasonable alternative network assets if needed. Failure to obtain usage of alternative network assets, if necessary, could have a material adverse impact on our ability to carry on business operations.

In an effort to reduce our costs for the use of such third party networks, we have undertaken an initiative to reduce our dependency and diversify the use of the networks of our competitors. We executed this initiative in a number of ways, including by strategically moving traffic to lower cost third party networks, purchasing our own fiber in areas where access charges are high and/or where warranted by traffic volumes and renegotiating interconnection agreements as opportunities have allowed. If we are unable to successfully continue to execute this cost reduction strategy, we may incur higher access charges in future periods, which may adversely impact our profitability and cash flow.

Announced ILEC acquisitions of AT&T and MCI will create a tendency for the ILEC acquirer to favor their wholly owned or fully integrated interexchange carrier.

We acquire the vast majority of our access, the connection between our owned network and the customer premises, from the ILECs. If the ILECs, through acquisitions, or independent development of interexchange business, compete directly with our business, they will have a tendency to favor themselves and their affiliates to our detriment. It is not yet clear what if any, constraints will be place on the ILECs by regulatory or antitrust agencies to protect independent interexchange carriers against this discrimination in the procurement of the bottleneck local access circuits. The ILECs favoring themselves in access could have a material adverse effect on our ability to obtain and retain customers because access is necessary in most cases to connect enterprise and customer and carrier customers to our network. Network access represents very large portion of our total costs and if we face less favorable pricing, we will be at a competitive disadvantage versus the ILECs.

Our ability to obtain access from competitive access providers, like AT&T and MCI, could be significantly reduced if they are acquired by the ILECs, as has been announced.

Our primary method of connecting with our customers is through local transport and last mile circuits we purchase from the ILECs. Our secondary method is purchasing such circuits from competitive access providers like AT&T and MCI. Competitive access providers are the only entities that exert competitive pricing pressure on the ILECs. If AT&T and MCI are both acquired, our number one and number two sources of lower priced competitive access are likely to disappear. The result will likely be higher prices.

If we are not able to successfully introduce new products and services, our revenue and profitability could be adversely impacted.

Our success depends on our ability to anticipate the needs of current and future customers. We seek to meet these needs through new product introductions, service quality and technological superiority. Our failure to anticipate the needs of these customers and to introduce the new products and services necessary to attract or retain customers could have a material adverse impact on our revenue and profitability.

We are subject to risk due to a significant amount of revenue being derived from companies that are communications providers, Internet service providers and cable television companies.

A significant portion of our revenue is derived from communications carriers, many of which have filed for bankruptcy or have been adversely affected financially by the prolonged decrease in the price for telecommunication services. To the extent these large customers cease to employ our network to deliver their services, or cannot pay outstanding accounts receivable balances, our revenue and cash flow could be materially adversely affected. Most of our arrangements with large customers do not provide us with guarantees that customer usage will be maintained at current levels. Moreover, industry pressures have caused communications carriers to look aggressively for ways to cut costs, which has resulted in reduced demand and reduced prices. In addition, the ability of certain customers and competitors to construct and/or expand their own facilities as well as further consolidation in the communications industry could result in customers ceasing or reducing their use of Broadwing’s network.

Revenue from our ten largest customers accounted for approximately 19% and 20% of total communications services revenue in 2004 and 2003, respectively. In addition, revenue from communications carriers accounted for 38% and 40% of total communications services revenue in 2004 and 2003, respectively.

Our operations depend upon the ability of third party suppliers to provide advanced, reliable network equipment on a timely basis. The inability of suppliers to provide the needed equipment or services could materially adversely affect our revenue and profitability.

Where possible and practical, we utilize commercially available technologies and products from a variety of vendors, including products from our own communications equipment division. However, suppliers of network equipment may not be able to meet equipment requirements on a timely basis, and equipment may not perform as expected. The following factors could disrupt our operations by jeopardizing the service provided to our customers and limiting our ability to introduce new services and obtain and retain customers:

•	extended interruption in the supply of network equipment;

•	material increase in prices;

•	significant delay by suppliers in their shipment of products, their release of new products or the failure of their products to perform as expected;

•	financial failures of key suppliers; and

•	extended delay in transitioning to the products of an alternative supplier, if necessary.

We may not be able to obtain the necessary equipment from vendors in the future. If we cannot obtain adequate replacement equipment or services, or an acceptable alternate vendor, it could cause a material adverse impact on our revenue and profitability.

Network failure and transmission delays and errors could expose us to potential liability that could materially adversely affect our revenue and profitability.

Our network utilizes a variety of communications equipment, software, operating protocols and components of others’ networks for the high-speed transmission of data and voice traffic among various locations. Such equipment, software and physical locations could malfunction, suffer physical damage or otherwise become impaired. We are held to high quality and delivery standards in our customer contracts. Network failures resulting in service interruptions or delays in the delivery of services could result in a loss of customers.

Furthermore, failures or delays could expose us to claims by our customers that could have a material impact on our profitability and cash flow.

Increased competition could adversely affect our revenue, profitability and cash flow.

There is substantial competition in the communications industry. Competition may continue to intensify due to the efforts of existing competitors to address difficult market conditions through reduced pricing, bundled offerings or otherwise, as well as a result of the entrance of new competitors and the development of new technologies, products and services. Price competition has been intense and may further intensify. If we cannot offer reliable, value-added services on a price competitive basis in any of our markets, we could experience a decline in revenue. In addition, if we do not keep pace with technological advances or fail to respond timely to changes in competitive factors in the industry, we could lose market share or experience a decline in our revenue and profit margins.

In the long-distance voice services market, we face significant competition from companies such as AT&T Corp., MCI, Sprint Corporation, Level 3 Communications, Inc., Qwest Communications International, Inc., Wiltel Communications Group, Inc. and regional phone companies. The significant capacity of these competitors has and may continue to result in decreasing prices even if the demand for higher-bandwidth services increases. In addition, some competitors are experiencing financial difficulties or are in bankruptcy reorganization. Competitors in financial distress or competitors emerging from bankruptcy with lower cost capital structures and substantial excess capacity in most markets could exacerbate downward pricing pressure in the communications industry.

There is also substantial competition within the local voice services market. Our primary competitor’s are the ILECs, including Bell South, Verizon, Qwest, and SBC. Typically, the ILECs offer a wider variety of services in a broader geographic area and have much greater resources. Consequently, this may encourage an ILEC to subsidize the pricing for services with which we compete with the profits of other services in which the ILEC remains the dominant provider. In addition to competition from ILECs, we also face competition from other CLECs. Although CLECs overall have only captured a relatively small percentage of the U.S. local telecommunications market, we nevertheless compete to some extent with other CLECs. In some instances, these CLECs have greater resources and offer a wider range of services.

Potential regulation of Internet service providers in the United States could adversely affect our operations.

The FCC has to date treated Internet service providers as enhanced service providers. Enhanced service providers are currently exempt from federal and state regulations governing common carriers, including the obligation to pay access charges and contribute to the universal service fund. The FCC is currently examining the status of Internet service providers and the services they provide. If the FCC were to determine that Internet service providers, or the services they provide, are subject to FCC regulation, including the payment of access charges and contribution to the universal service funds, it could have a material adverse effect on our cost to provide service, profitability and cash flow.

Our growth is dependent upon the successful integration of recently acquired businesses.

The integration of acquired businesses involves a number of risks, including, but not limited to:

•	the diversion of management’s attention from the management of daily operations to the integration of operations;

•	difficulties in the assimilation and retention of employees;

•	difficulties in the assimilation of different corporate cultures and practices, as well as in the assimilation of broad and geographically dispersed personnel and operations; and

•	difficulties in the integration of departments, systems, technologies, books and records and procedures, as well as in maintaining uniform standards, policies and procedures and internal controls.

If we cannot successfully integrate acquired businesses or operations, our business, financial condition and results of operations could be materially harmed. Successful integration of these acquired businesses or operations will depend on the Company’s ability to manage these operations, realize opportunities for revenue growth presented by strengthened service offerings and expanded geographic market coverage and, to some degree, to eliminate redundant and excess costs. Because of the difficulties inherent in business integrations, we may not be able to achieve the benefits that we hope to achieve as a result of the acquisition. In addition, investors should not rely on the historical financial and operating performance of recently acquired businesses as an indication of future performance.

Risks Related to our Communications Equipment Business

Our communications equipment division has been adversely impacted by developments in the communications industry over the past several years.

In the mid 1990s, the market for optical communications equipment was influenced by the entry of a substantial number of new companies. In the United States, that was due largely to changes in the regulatory environment, in particular those brought about by the Telecom Act. These new companies raised billions of dollars in capital, much of which they invested in new equipment, causing acceleration in the growth of the market for communications equipment.

Since 2001, however, we have seen a significant reversal of this trend, including the failure of a large number of new entrants and a sharp contraction of the availability of capital to the industry. Bankruptcies in the industry have slowed expenditures and investments. This in turn has caused a substantial reduction in demand for communications equipment, including our products.

We expect the factors described above to continue to affect our communications equipment division in the foreseeable future.

The communications equipment market is highly competitive and we may not be able to achieve or maintain profitability.

Competition in optical networking markets is intense. Large companies, such as Alcatel, Cisco, Lucent, Ciena and Nortel have historically dominated these markets. We face competition from other large communications equipment companies that are currently in or that may enter the market. Moreover, many of our competitors have longer operating histories, greater name recognition, larger customer bases and greater financial, technical and sales and marketing resources than we do and may be able to undertake more extensive marketing effort and adopt more aggressive pricing policies. Additionally, competitors may foresee the course of market developments more accurately than we do and could develop new technologies that compete with our products or render our products obsolete.

In order to compete effectively, we must, among other things, deliver products that:

•	provide high reliability;

•	provide an overall cost-effective solution;

•	increase network capability easily and efficiently with minimal disruption;

•	operate with existing equipment and network designs;

•	reduce the complexity of the network in which they are installed by decreasing the amount of equipment required; and

•	provide effective network management.

If we are unable to compete successfully against our current and future competitors, we may have difficulty obtaining customers, and could experience price reductions, order cancellations, increased expenses and reduced gross margins, any one of which could adversely impact our revenue and profitability

Risks Related to Our Financial Results and Financial Condition

We have incurred significant losses since inception, and expect to continue to incur losses in the future.

We have incurred significant net losses since inception. As of December 31, 2004, we had an accumulated deficit of approximately $2.7 billion. We expect to continue to incur significant losses in the near-term in conjunction with restructuring and integration activities related to Focal, among other things. We cannot be certain when or if we will achieve profitability.

The unpredictability of our quarterly results may adversely affect the trading price of our common stock.

Our revenue and operating results will vary significantly from quarter to quarter due to a number of factors, many of which are outside of our control and any of which may cause the price of our common stock to fluctuate. The primary factors, among other things, that may affect our quarterly results include the following:

•	demand for communications equipment and services;

•	loss of customers or the ability to attract new customers;

•	changes in pricing policies or the pricing policies of our competitors;

•	costs related to acquisitions of technology or businesses; and

•	general economic conditions as well as those specific to the communications and related industries.

A delay in generating revenue or the timing of recognizing revenue and expenses could cause significant variations in our operating results from quarter to quarter. It is possible that in some future quarters our results may be below analysts and investors expectations. In these circumstances, the price of our common stock will likely decrease.

We may need additional capital to fund our existing and future operations. if we are unable to obtain additional capital, we may be required to reduce the scope of our planned network development and marketing and sales efforts, which would harm our sales and profitability.

Network expansion and marketing and sales of new services require significant commitment of resources. We may incur significant operating losses or expend significant amounts of capital if, among other things:

•	We fail to establish market share or generate expected revenue;

•	Our network operating cost exceeds expectations;

•	Our capital expenditure forecasts change or prove inaccurate; and

•	We need to respond to unforeseen challenges or take advantage of unanticipated opportunities.

As a result of the above, we may need to raise additional capital. To the extent that additional capital is raised through the sale of equity securities, the issuance of such securities could result in dilution to existing stockholders. If we raise additional funds through the issuance of debt securities, the terms of such debt could impose additional restrictions on our operations. Furthermore, additional capital, if required, may not be available on acceptable terms, if at all. If we are unable to obtain additional capital, we may be required to reduce the scope of our planned network development and marketing and sales efforts, which would harm our revenue and profitability.

We depend on key personnel to manage our business effectively. if we are unable to retain key personnel or hire and retain other qualified personnel, our sales and financial condition could be harmed.

Our future success will depend in large part on our ability to attract and retain highly skilled, knowledgeable, sophisticated and qualified managerial, professional and technical personnel. Furthermore, our success is dependant upon the continued services of our executive officers and other key engineering, manufacturing, operations, sales, marketing and support personnel who have critical industry experience and relationships that we rely on to implement our business plan. The loss of the services of any key employee, including Dr. David Huber, Chairman and Chief Executive Officer, could negatively impact our ability to maintain customer relationships, which would harm our sales and financial condition.

Our Common Stock is Subject to Dilution

On February 19, 2004, we borrowed $225.0 million under unsecured convertible notes in a private placement to institutional investors. The maturity date of the loans is February 20, 2006. Borrowings under the loans accrue interest at a stated rate of 5% payable quarterly, while principal is scheduled for repayment in seven equal quarterly installments which commenced on August 19, 2004. Provided certain conditions are met and at our election, principal and interest are payable in either cash or common stock at a conversion price of 95% of the average stock price for the 20 days preceding conversion. Provided certain conditions are met, the notes can be prepaid in cash at any time at a premium of 103% if our common stock is trading at or above $13.50. Under certain conditions, our election to convert may require the issuance of additional warrants. Holders may convert their notes at any time.

In August and November 2004 and in February 2005, we decided to issue shares of common stock as the form of payment of principal and interest due on the convertible notes, resulting in dilution of the prior equity interests of the stockholders. As of December 31, 2004, the outstanding principal balance on the convertible notes was $160.7 million. On an ongoing basis, we will consider the method of payment of interest and principal associated with the convertible notes based on our capital resource needs and market conditions at the time. If the market price of our common stock decreases when principal or interest payments are due under the convertible notes, we will have to issue more shares of our common stock if we choose to make principal or interest payments using common stock.

The issuance of shares of common stock or options to management and employees would also result in additional dilution of the prior equity interests of the stockholders, which could adversely affect the market price and value of common stock. There can be no assurance that we will not need to issue additional equity securities in the future in order to execute our business plan, which would lead to further dilution to stockholders of common stock.

USE OF PROCEEDS

We will not receive any proceeds from the sale of our common stock offered for sale in this prospectus by the selling stockholders. The selling stockholders will receive all of the net proceeds from these sales.

SELLING STOCKHOLDERS

In a private placement in November 2003, we issued Cequel III 275,000 shares of our common stock and a warrant to purchase an additional 725,000 shares at a per share price ranging from $13.70 to $22.50 subject to anti-dilution adjustments. On February 19, 2004, we borrowed $225 million under unsecured convertible notes and issued warrants to purchase 2,732,838 shares of our common stock in a private placement to the other selling stockholders. The maturity date of the loans is February 20, 2006. Borrowings under the loans accrue interest at a stated rate of 5% payable quarterly, while principal is scheduled for repayment in seven equal quarterly installments which commenced on August 19, 2004. Provided certain conditions are met and at our election, principal and interest are payable in either cash or common stock at a conversion price of 95% of the average stock price for the 20 days preceding conversion. Provided certain conditions are met, the notes can be prepaid in cash at any time at a premium of 103% if our common stock is trading at or above $13.50. Under certain conditions, our election to convert may require the issuance of additional warrants. The notes are convertible at the selling stockholders’ option at any time into our common stock at a fixed conversion price of $57.50 per share subject to anti-dilution adjustments. The conditions to our right to pay in stock referenced above include compliance with the provisions of the applicable securities purchase agreement, note, warrant and registration rights agreement, the absence of events of default under these agreements, continued listing of our shares and effectiveness of this registration statement. The warrant exercise price is $23.70 per share, subject to anti-dilution adjustments. We previously registered 24,719,131 shares of our common stock in connection with these share issuances, convertible notes and warrants. Because of the subsequent decline in our stock price, we are required to register additional shares of common stock issuable under the notes and warrants, pursuant to an agreement entered into at the time the notes and warrants were issued, in order to permit the selling stockholders to offer the shares for resale from time to time.

Except for the ownership of the convertible notes and the warrants and the purchase of securities from the Company on August 28, 2003 and our dealings with Cequel III described in the next sentence, the selling stockholders have not had any material relationship with us within the past three years. Until our renegotiation which gave rise to the issuance of shares and warrants to Cequel III, Cequel III held a one percent equity interest and additional equity participation interests in our subsidiary, Broadwing Communications LLC, and provided services to Broadwing under a management services agreement. The term “selling stockholders” also includes transferees, pledgees, donees and other successors in interest to any of the selling stockholders if certain conditions set forth in the applicable registration rights agreement are met. The information concerning the selling stockholders may change from time to time, and any changes and the names of any such selling stockholders will be set forth in supplements to this prospectus as required.

The table below lists the selling stockholders and other information regarding the beneficial ownership of the shares of common stock by each of the selling stockholders. The second column lists the number of shares of common stock beneficially owned by each selling stockholder, based on its ownership of common stock and warrants, in the case of Cequel III, as of March 31, 2004, and on the ownership of common stock, the convertible notes and the warrants, as of March 31, 2005, in the case of the other selling stockholders, assuming conversion of all then remaining principal amount of the convertible notes at the conversion price of $57.50 per share and exercise of the warrants held by the selling stockholders on that date, without regard to any limitations on conversions or exercise, and, except as noted, any other shares that were held by the selling stockholders on

March 31, 2005. For purposes of the second column, we further assume that there are no other conversions or redemptions of the notes and warrants and that interest is paid in cash. The actual number of shares that are issued to selling stockholders under the notes and warrants will differ from the number set forth in this table based on the market price of our shares, the conversion or exercise prices then in effect and whether we choose to pay principal or interest in stock or cash. See “Risk Factors – Risks Related to Our Financial Results and Financial Condition – Our Common Stock is Subject to Dilution.”

The third column lists the shares of common stock being offered by this prospectus by the selling stockholders as follows: the sum of (i) 175% of the maximum number of shares of common stock which remain issuable as of March 31, 2005 upon conversion of the convertible notes (assuming that the convertible notes are convertible at a conversion price equal to 95% of the arithmetic average of the weighted average price of the common stock on each of the 20 consecutive trading days immediately preceding March 31, 2005 and without taking into account any limitations on the conversion of the convertible notes set forth in the convertible notes), (ii) 125% of the maximum number of shares of common stock issuable upon exercise of the related warrants (without taking into account any limitations on the exercise of the warrants set forth in the related warrants) and (iii) the maximum number of shares of common stock which remain issuable as of March 31, 2005 as interest on the convertible notes assuming no conversions or redemptions prior to the maturity date of the convertible notes, calculated using as a conversion price 95% of the arithmetic average of the weighted average price of the common stock on each of the 20 consecutive trading days immediately preceding March 31, 2005. Because the conversion price of the convertible notes, the exercise price of the warrants and the interest payable on the convertible notes may be adjusted, the number of shares that will actually be issued may be more or less than the number of shares being offered by this prospectus or set forth in the second or third column below. The number of shares of common stock offered by this prospectus by the selling stockholders also includes 24,719,131 shares of our common stock we previously registered and an additional number of shares of our common stock in the event these shares are needed to cover conversions or interest payments. The fourth column assumes the sale of all of the shares offered by the selling stockholders pursuant to this prospectus.

Under the terms of the convertible notes and the related warrants, a selling stockholder may not convert the convertible notes, or exercise the related warrants, to the extent such conversion or exercise would cause such selling stockholder, together with its affiliates, to beneficially own a number of shares of common stock which would exceed 4.99% of our then outstanding shares of common stock following such conversion or exercise, excluding for purposes of such determination shares of common stock issuable upon conversion of the convertible notes which have not been converted and upon exercise of the related warrants which have not been exercised. The number of shares in the second and third column does not reflect this limitation. The selling stockholders may sell all, some or none of their shares in this offering. See “Plan of Distribution.” The information set forth below is based on information provided by or on behalf of the selling stockholders.

Name of Selling Stockholder	Beneficially Owned Prior to Offering	Maximum Number of Shares to be Sold Pursuant to this Prospectus	Beneficially Owned After the Offering (assumes all shares offered hereby are sold and that no additional shares are acquired or disposed of)	Percentage of Outstanding Common Stock Owned After the Offering (assumes all shares offered hereby are sold and that no additional shares are acquired or disposed of)
Cequel III	1,000,000	1,000,000	0	0

Smithfield Fiduciary LLC (1)	3,521,301	6,408,321	0	0

Mainfield Enterprises, Inc. (2)	1,870,514	5,767,489	973,913	*

The Riverview Group LLC (3)	221,383	1,424,071	0	0

Portside Growth and Opportunity Fund (4)	686,443	2,136,107	86,956	*

Elliott Associates, L.P. (5)	221,383	1,424,071	0	0

Elliott International, L.P. (6)	332,074	2,136,107	0	0

Heimdall Investments Ltd. (7)	1,043,585	3,916,196	434,782	*

Cedric, LLC (8)	940,877	6,052,303	0	0

Isotope Limited (9)	481,666	2,776,939	0	0

Total:	10,319,226	33,041,606	1,495,651	*

*	less than 1%.

(1)

Shares shown as beneficially owned by Smithfield Fiduciary LLC prior to the offering also includes 2,525,078 shares of our common stock owned by Smithfield as of March 31, 2005. Highbridge Capital Management, LLC is the trading manager of Smithfield and consequently has voting control and investment discretion over the shares of common stock held by Smithfield. Glenn Dubin and Henry

Swieca control Highbridge. Each of Highbridge and Messrs. Dubin and Swieca disclaims beneficial ownership of the shares held by Smithfield.

(2)	Shares shown as beneficially owned by Mainfield Enterprises, Inc. prior to the offering include 973,913 shares of our common stock sold by us on August 28, 2003. Pursuant to an investment management agreement, Avi Vigder has voting discretion and investment control over securities held by Mainfield. Mr. Vigder disclaims beneficial ownership of the securities held by Mainfield.

(3)	The sole member of Riverview Group LLC is Millennium Holding Group, L.P., a Delaware limited partnership. Millennium Management, LLC, a Delaware limited liability company, is the general partner of Millennium Holding. Israel A. Englander is the sole managing member of Millennium Management. To the extent permitted by applicable law, each of Millennium Holding, Millennium Management and Mr. Englander disclaim beneficial ownership of the shares owned by Riverview.

(4)	Shares shown as beneficially owned by Portside Growth & Opportunity Fund prior to the offering include 354,369 shares of our common stock owned by Portside as of March 31, 2005. Ramius Capital Group, LLC is the investment adviser of Portside and consequently has voting control and investment discretion over securities held by Portside. Ramius Capital disclaims beneficial ownership of the shares held by Portside. Peter A. Cohen, Morgan B. Stark, Thomas W. Strauss and Jeffrey M. Solomon are the sole managing members of C4S& Co., LLC, the sole managing member of Ramius Capital. As a result, Messrs. Cohen, Stark, Strauss and Solomon may be considered beneficial owners of any shares deemed to be beneficially owned by Ramius Capital. Messrs. Cohen, Stark, Strauss and Solomon disclaim beneficial ownership of these shares.

(5)	Paul E. Singer and Elliott Capital Advisors, L.P., a Delaware limited partnership which is controlled by Mr. Singer, are the general partners of Elliott Associates L.P.

(6)	Hambledon, Inc., a Cayman Islands corporation which is also controlled by Mr. Singer, is the general partner of Elliott International, L.P. Elliott International Capital Advisors, L.P., a Delaware corporation, is the investment manager for Elliott International. Elliott International Capital expressly disclaims equitable ownership of and pecuniary interest in any of these securities.

(7)	Shares shown as beneficially owned by Heimdall Investments Ltd. prior to the offering include 434,782 shares of our common stock sold by us on August 28, 2003. HBK Investments L.P. may be deemed to have sole voting power and sole dispositive power over the shares hold by Heimdall pursuant to an Investment Management Agreement between HBK Investments and Heimdall.

(8)	Angelo, Gordon & Co. L.P. is the Manager of Cedric, LLC. John M. Angelo and Michael L. Gordon are the principal executive officers of Angelo, Gordon & Co. Each of Angelo, Gordon & Co., and Messrs. Angelo and Gordon disclaim beneficial ownership of the shares held by Cedric.

(9)	Shares shown as beneficially owned by Isotope Limited, a Cayman Islands company, prior to the offering include 49,969 shares of our common stock owned by Isotope as of March 31, 2005. Isotope has appointed Amaranth Advisors L.L.C. as its trading advisor. Amaranth Advisors is also the trading advisor for Amaranth Securities L.L.C., which is a registered broker dealer. Nicholas M Maounis is the managing member of Amaranth Advisors.

PLAN OF DISTRIBUTION

We have registered the resale of the shares issued to Cequel III and issuable to Cequel III upon exercise of the warrant issued to Cequel III to permit resales of these shares from time to time after the date of this prospectus. We are also registering the resale of the shares of common stock issuable upon conversion of the convertible notes, upon exercise of the related warrants and as interest on the convertible notes to permit the resale of these shares of common stock by the holders of the convertible notes and the warrants from time to time after the date of this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders of the shares of common stock. We will bear all fees and expenses incident to our obligation to register the shares of common stock.

The selling stockholders may sell all or a portion of the shares of common stock beneficially owned by them and offered hereby from time to time directly or through one or more underwriters, broker-dealers or agents. If the shares of common stock are sold through underwriters or broker-dealers, the selling stockholders will be responsible for underwriting discounts or commissions or agent’s commissions. The shares of common stock may be sold in one or more transactions at fixed prices, at prevailing market prices at the time of the sale, at varying prices determined at the time of sale, or at negotiated prices. These sales may be effected in transactions, which may involve crosses or block transactions,

•	on any national securities exchange or quotation service on which the securities may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on these exchanges or systems or in the over-the-counter market;

•	through the writing of options, whether such options are listed on an options exchange or otherwise;

•	ordinary brokerage transactions or transactions in which the broker-dealer solicits purchasers;

•	block trades in which the broker-dealer may attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

•	purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

•	an exchange distribution in accordance with the rules of the applicable exchange;

•	privately negotiated transactions;

•	short sales;

•	pursuant to Rule 144 under the Securities Act;

•	broker-dealers may agree with the selling securityholders to sell a specified number of such shares at a stipulated price per share;

•	a combination of any such methods of sale; and

•	any other method permitted pursuant to applicable law.

If the selling stockholders effect such transactions by selling shares of common stock to or through underwriters, broker-dealers or agents, such underwriters, broker-dealers or agents may receive commissions in the form of discounts, concessions or commissions from the selling stockholders or commissions from purchasers of the shares of common stock for whom they may act as agent or to whom they may sell as principal (which discounts, concessions or commissions as to particular underwriters, broker-dealers or agents may be in excess of those customary in the types of transactions involved). Such discounts, concessions or commissions may be allowed or re-allowed or paid to broker-dealers. In connection with sales of the shares of common stock or otherwise, the selling stockholders may enter into, and cover, hedging transactions with broker-dealers, which may in turn engage in short sales of the shares of common stock in the course of hedging in positions they assume. The selling stockholders may also sell shares of common stock short and deliver shares of common stock covered by this prospectus to close out short positions. The selling stockholders may also loan or pledge shares of common stock to broker-dealers that in turn may sell such shares.

The selling stockholders may pledge or grant a security interest in some or all of the convertible notes, warrants or shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time pursuant to this prospectus or any amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act of 1933, as amended, amending, if necessary, the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer and donate the shares of common stock in other circumstances in which case the transferees, donees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

The selling stockholders and any broker-dealer participating in the distribution of the shares of common stock may be deemed to be “underwriters” within the meaning of the Securities Act, and any commission paid, or any discounts or concessions allowed to, any such broker-dealer and any profit on the resale of the shares sold by them while acting as principal may be deemed to be underwriting commissions or discounts under the Securities Act. Each of the selling stockholders has represented to us that:

•	it purchased the shares in the ordinary course of business; and.

•	at the time the purchase of the shares to be resold, it had no agreements or understandings, directly or indirectly, with any person to distribute the shares.

At the time a particular offering of the shares of common stock is made, a prospectus supplement, if required, will be distributed which will set forth the aggregate amount of shares of common stock being offered and the terms of the offering, including the name or names of any broker-dealers or agents, any discounts, commissions and other terms constituting compensation from the selling stockholders and any discounts, commissions or concessions allowed or reallowed or paid to broker-dealers.

Under the securities laws of some states, the shares of common stock may be sold in such states only through registered or licensed brokers or dealers. In addition, in some states the shares of common stock may not be sold unless such shares have been registered or qualified for sale in such state or an exemption from registration or qualification is available and is complied with.

There can be no assurance that any selling stockholder will sell any or all of the shares of common stock registered pursuant to this registration statement, of which this prospectus forms a part.

The selling stockholders and any other person participating in such distribution will be subject to applicable provisions of the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder, including, without limitation, Regulation M of the Exchange Act, which may limit the timing of purchases and sales of any of the shares of common stock by the selling stockholders and any other participating person. Regulation M may also restrict the ability of any person engaged in the distribution of the shares of common stock to engage in market-making activities with respect to the shares of common stock. All of the foregoing may affect the marketability of the shares of common stock and the ability of any person or entity to engage in market-making activities with respect to the shares of common stock.

We will pay all expenses of the registration of the shares of common stock pursuant to the registration rights agreement, estimated to be $77,458 in total, including, without limitation, Securities and Exchange Commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that a selling stockholder will pay all underwriting discounts and selling commissions, if any. We will indemnify the selling stockholders against liabilities, including some liabilities under the Securities Act, in accordance with the registration rights agreements, or the selling stockholders will be entitled to contribution. The selling stockholders may agree to indemnify any broker-dealer or agent that participates in transactions involving sales of the shares against certain liabilities including liabilities under the Securities Act. We may be indemnified by the selling stockholders against civil liabilities, including liabilities under the Securities Act, that may arise from any written information furnished to us by the selling stockholder specifically for use in this prospectus, in accordance with the related registration rights agreements, or we may be entitled to contribution.

Once sold under the shelf registration statement, of which this prospectus forms a part, the shares of common stock will be freely tradable in the hands of persons other than our affiliates.

EXPERTS

The consolidated financial statements of Broadwing Corporation and the related consolidated financial statement schedule as of December 31, 2004 and 2003, and for each of the years in the three-year period ended December 31, 2004, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2004 have been incorporated by reference herein in reliance upon the reports of KPMG LLP, independent registered public accounting firm, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

VALIDITY OF COMMON STOCK

The validity of our common stock to be offered by the selling holder is being passed upon for us by Mayer, Brown, Rowe & Maw LLP, Chicago, Illinois.

WHERE YOU CAN FIND MORE INFORMATION

Available Information

This prospectus is part of a registration statement that we filed with the SEC. The registration statement, including the attached exhibits and schedules, contains additional relevant information about us and our common stock. The rules and regulations of the SEC allow us to omit some of the information included in the registration statement from this prospectus. In addition, we have filed reports, proxy statements and other information with the SEC under the Securities Exchange Act of 1934. You may read and copy any of this information at the SEC’s Public Reference Room, 450 Fifth Street, N.W.,

Room 1024, Washington, D.C. 20549. You may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC at 1-800-SEC-0330.

The SEC also maintains a Web site that contains reports, proxy statements and other information regarding issuers, like us, that file electronically with the SEC. The address of that site is http://www.sec.gov. The SEC file number for our documents filed under the Securities Exchange Act of 1934 is 0-12751.

Incorporation By Reference

The rules of the SEC allow us to incorporate by reference information into this prospectus. “Incorporate by reference” means that we can disclose important information to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be a part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. This prospectus incorporates by reference the documents listed below:

•	Our Annual Report on Form 10-K for the year ended December 31, 2004; and

•	The Description of our common stock from our Registration Statement on Form 8-A, filed with the SEC on July 11, 2000.

We also incorporate by reference all of our filings with the SEC made pursuant to Sections 13(a), 13(c), 14 and 15(d) of the Exchange Act (1) after the initial filing of the registration statement that contains this prospectus and before its effectiveness and (2) until the selling stockholders have sold all of the securities to which this prospectus relates or the offering is otherwise terminated. Any such filings shall be deemed to be incorporated by reference and to be a part of this prospectus from the respective dates of filing of those documents.

You can obtain any of the documents described above from the SEC or through the SEC’s web site at the address described above. We will provide to any person, including any beneficial owner of our common stock, to whom a copy of this prospectus is delivered a copy of any of these documents without charge, excluding any exhibits unless the exhibit is specifically listed as an exhibit to the registration statement of which this prospectus is a part. You can obtain any of these documents from us by requesting them in writing or by telephone at the following address:

Broadwing Corporation

7015 Albert Einstein Drive

Columbia, Maryland 21046-9400

Attn: Secretary

(443) 259-4000